Exhibit 99.1

Hunter Maritime	PRESS RELEASE
Acquisition Corp.
26 April 2017

Hunter Maritime Acquisition Corp. Enters into Definitive Agreements for the Purchase of Five Identified Capesize Dry Bulk Vessels

April 26, 2017 – Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company") today announced that it has entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $139.4 million in cash, five identified Capesize dry bulk carriers (the "Vessels") in an en-bloc transaction from five Cyprus-based companies (the "Sellers"), subject to the satisfaction of certain important conditions precedent (such transaction, the "Acquisition").  The Sellers are companies affiliated with one or more members of the Oskar Wehr group of companies of Hamburg, Germany (the "Oskar Wehr Group").
The Vessels were built by Chinese shipyard New Times Shipbuilding Co. Ltd. and consist of MV Charlotte Selmer (2011), MV Greta Selmer (2011), MV Tom Selmer (2011), MV Lene Selmer (2010) and MV Hugo Selmer (2010). The Vessels have a combined cargo-carrying capacity of approximately 876,352 deadweight tons and an average fleet age of approximately 6.2 years.
Four of the Vessels are employed on time charter, expiring as early as July 2017, August 2017, December 2017 and February 2018, respectively. As part of the Acquisition, the Company expects to have the time charter agreements or other employment arrangements that are in place upon the consummation of the Acquisition novated to the Company or otherwise assumed by the Company.
Commencing upon the closing of the Acquisition, it is intended that Ambra Shipmanagement Ltd., a company affiliated with the Oskar Wehr Group, will continue to provide technical management services for the Vessels and Bocimar International NV, an affiliate of the Company, will provide commercial management services for the Vessels.
In connection with the Acquisition, the Company intends to offer to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, that were sold in the Company's initial public offering, at a purchase price of $10.00 per share (the "Tender Offer"), subject to certain conditions. Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company's expense promptly following the expiration of the Tender Offer.
The closing of the Acquisition is conditioned upon certain factors, including but not limited to, final approval of the Company's board of directors, the successful closing of the Tender Offer and the Company having available funds sufficient to pay the purchase price of the Vessels.
The Company will submit a Current Report on Form 6-K disclosing further details on the Acquisition and Tender Offer and attaching copies of the definitive agreements relating to the Acquisition.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.

Hunter Maritime	PRESS RELEASE
Acquisition Corp.
26 April 2017

Important Legal Information
The Tender Offer described herein has not yet commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the Tender Offer is commenced, the Company intends to file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer. These documents will contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with the U.S. Securities and Exchange Commission (the "SEC")) will be available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com. Shareholders of the Company are urged to read the Tender Offer documents and other relevant materials when they become available before making any investment decision with respect to the Tender Offer because they will contain important information about the Tender Offer and the Acquisition described herein.
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended from time to time, under the heading "Risk Factors." The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic SAVERYS
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be